Exhibit 99.4

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
CONSENT OF INDEPENDENT AUDITORS	Facsimile +1 (403) 781 1825

We hereby consent to the inclusion and the incorporation by reference in the Registration Statement on Form 40-F for Canetic Resources Trust, of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the EnCana Assets for the years ended December 31, 2004, 2003 and 2002. Our report is dated April 29, 2005.

We also consent to the inclusion in the above-mentioned Registration Statement of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Countess Assets for the years ended December 31, 2004 and 2003. Our report is dated October 31, 2005.

Chartered Accountants
Calgary, Alberta, Canada
January 16, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
CONSENT OF INDEPENDENT AUDITORS	Facsimile +1 (403) 781 1825

We hereby consent to the inclusion and the incorporation by reference in the Registration Statement on Form 40-F for Canetic Resources Trust, of our report dated February 25, 2005 in connection with our audits of the consolidated balance sheets of APF Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for each of the two years then ended. We also consent to the inclusion of our supplementary report dated January 6, 2005 on the Differences between Canadian and United States Generally Accepted Accounting Principles.

Chartered Accountants
Calgary, Alberta, Canada
January 16, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The compilation reports on the proforma financial statements of APF Energy Trust included in the Registration Statement on Form 40-F, provided solely pursuant to Canadian requirements, are expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the expression of an opinion on the compilation of proforma financial statements. To report in conformity with United States of America standards on the reasonableness of the proforma financial adjustments and their application to the proforma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States of America reporting standards, we would be unable to express an opinion with respect to the compilation of the unaudited proforma financial statements of APF Energy Trust included in the Registration Statement on Form 40-F.

Chartered Accountants
Calgary, Alberta, Canada
January 16, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion and incorporation by reference in the Registration Statement on Form 40-F for Canetic Resources Trust, of our reports to the Management of Chevron Canada Resources dated April 2, 2004 in connection with our audits of the schedules of revenues, royalties and operating expenses of the Central Alberta, Kaybob, Manitoba and Mitsue properties for the years ended December 31, 2003, 2002 and 2001.

Chartered Accountants
Calgary, Alberta, Canada
January 16, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.